EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Illumina, Inc. for the registration of $400,000,000 principal amount of its 0.625% convertible senior notes due 2014 and 9,161,160 shares of its common stock, and to the incorporation by reference therein of our reports dated March 12, 2007 and March 17, 2006, with respect to the consolidated financial statements of Solexa, Inc., as of and for the years ended December 31, 2006 and 2005 included in Illumina, Inc.’s Current Report on Form 8-K, dated February 1, 2007 and July 19, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young llp
Palo Alto, California
August 9, 2007